SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

OXFORD RESOURCE PARTNERS, LP
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
691807101
(CUSIP Number)
DECEMBER 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	691807101

1	NAMES OF REPORTING PERSONS AIM OXFORD HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		7,743,509 (1) (3)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,743,509 (1) (3)

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,743,509 (1) (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.6% (2) (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (LIMITED LIABILITY COMPANY)
(1) Consists of (i) 930,349 common units (“Common Units”) and (ii) 6,813,160 subordinated units (“Subordinated Units”). Each Subordinated Unit converts into one Common Unit at the end of the subordination period (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, filed as Appendix A to the Issuer’s Registration Statement on form S-1, as amended (No. 333-165662)).
(2) Based on 10,330,603 Common Units and 10,280,380 Subordinated Units outstanding as of December 31, 2010, which outstanding unit amounts were provided to the Reporting Persons by the Issuer, AIM Oxford Holdings, LLC owns 9.0% of the Common Units and 66.3% of the Subordinated Units (37.6% of the total as-converted units) of the Issuer.
(3) See the “Subsequent Events” section of Item 4 of this Schedule 13G.

Page 2 of 12 Pages

CUSIP No.	691807101

1	NAMES OF REPORTING PERSONS AIM COAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,743,509 (1) (2) (4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

7,743,509 (1) (2) (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,743,509(1) (2) (4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.6% (3) (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (LIMITED LIABILITY COMPANY)
(1) Consists of (i) 930,349 common units (“Common Units”) and (ii) 6,813,160 subordinated units (“Subordinated Units”). Each Subordinated Unit converts into one Common Unit at the end of the subordination period (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, filed as Appendix A to the Issuer’s Registration Statement on form S-1, as amended (No. 333-165662)).
(2) AIM Oxford Holdings, LLC (“AIM Oxford Holdings”), based on the outstanding membership interests as of December 31, 2010, owns a 66.0% membership interest in Oxford Resources GP, LLC, the general partner of the Issuer. AIM Coal Management, LLC (“AIM Coal Management”) is the manager of AIM Oxford Holdings. The members of AIM Coal Management, comprised of Matthew P. Carbone and George E. McCown, directors of the Issuer, and Robert B. Hellman Jr., have shared voting and investment power over the units held by AIM Oxford Holdings. AIM Coal Management and Messrs. Carbone, Hellman and McCown may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaim beneficial ownership of all such units.
(3) Based on 10,330,603 Common Units and 10,280,380 Subordinated Units outstanding as of December 31, 2010, which outstanding unit amounts were provided to the Reporting Persons by the Issuer, AIM Oxford Holdings, LLC owns 9.0% of the Common Units and 66.3% of the Subordinated Units (37.6% of the total as-converted units) of the Issuer.
(4) See the “Subsequent Events” section of Item 4 of this Schedule 13G.

Page 3 of 12 Pages

CUSIP No.	691807101

1	NAMES OF REPORTING PERSONS MATTHEW P. CARBONE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. CITIZEN

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,743,509 (1) (2) (4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

7,743,509 (1) (2) (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,743,509 (1) (2) (4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.6% (3) (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of (i) 930,349 common units (“Common Units”) and (ii) 6,813,160 subordinated units (“Subordinated Units”). Each Subordinated Unit converts into one Common Unit at the end of the subordination period (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, filed as Appendix A to the Issuer’s Registration Statement on form S-1, as amended (No. 333-165662)).
(2) AIM Oxford Holdings, LLC (“AIM Oxford Holdings”), based on the outstanding membership interests as of December 31, 2010, owns a 66.0% membership interest in Oxford Resources GP, LLC, the general partner of the Issuer. AIM Coal Management, LLC (“AIM Coal Management”) is the manager of AIM Oxford Holdings. The members of AIM Coal Management, comprised of Matthew P. Carbone and George E. McCown, directors of the Issuer, and Robert B. Hellman Jr., have shared voting and investment power over the units held by AIM Oxford Holdings. AIM Coal Management and Messrs. Carbone, Hellman and McCown may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaim beneficial ownership of all such units.
(3) Based on 10,330,603 Common Units and 10,280,380 Subordinated Units outstanding as of December 31, 2010, which outstanding unit amounts were provided to the Reporting Persons by the Issuer, AIM Oxford Holdings, LLC owns 9.0% of the Common Units and 66.3% of the Subordinated Units (37.6% of the total as-converted units) of the Issuer.
(4) See the “Subsequent Events” section of Item 4 of this Schedule 13G.

Page 4 of 12 Pages

CUSIP No.	691807101

1	NAMES OF REPORTING PERSONS ROBERT B. HELLMAN, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. CITIZEN

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,743,509 (1) (2) (4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

7,743,509 (1) (2) (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,743,509 (1) (2) (4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.6% (3) (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of (i) 930,349 common units (“Common Units”) and (ii) 6,813,160 subordinated units (“Subordinated Units”). Each Subordinated Unit converts into one Common Unit at the end of the subordination period (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, filed as Appendix A to the Issuer’s Registration Statement on form S-1, as amended (No. 333-165662)).
(2) AIM Oxford Holdings, LLC (“AIM Oxford Holdings”), based on the outstanding membership interests as of December 31, 2010, owns a 66.0% membership interest in Oxford Resources GP, LLC, the general partner of the Issuer. AIM Coal Management, LLC (“AIM Coal Management”) is the manager of AIM Oxford Holdings. The members of AIM Coal Management, comprised of Matthew P. Carbone and George E. McCown, directors of the Issuer, and Robert B. Hellman Jr., have shared voting and investment power over the units held by AIM Oxford Holdings. AIM Coal Management and Messrs. Carbone, Hellman and McCown may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaim beneficial ownership of all such units.
(3) Based on 10,330,603 Common Units and 10,280,380 Subordinated Units outstanding as of December 31, 2010, which outstanding unit amounts were provided to the Reporting Persons by the Issuer, AIM Oxford Holdings, LLC owns 9.0% of the Common Units and 66.3% of the Subordinated Units (37.6% of the total as-converted units) of the Issuer.
(4) See the “Subsequent Events” section of Item 4 of this Schedule 13G.

Page 5 of 12 Pages

CUSIP No.	691807101

1	NAMES OF REPORTING PERSONS GEORGE E. MCCOWN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. CITIZEN

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,743,509 (1) (2) (4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

7,743,509 (1) (2) (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,743,509 (1) (2) (4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.6% (3) (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of (i) 930,349 common units (“Common Units“) and (ii) 6,813,160 subordinated units (“Subordinated Units”). Each Subordinated Unit converts into one Common Unit at the end of the subordination period (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, filed as Appendix A to the Issuer’s Registration Statement on form S-1, as amended (No. 333-165662)).
(2) AIM Oxford Holdings, LLC (“AIM Oxford Holdings”), based on the outstanding membership interests as of December 31, 2010, owns a 66.0% membership interest in Oxford Resources GP, LLC, the general partner of the Issuer. AIM Coal Management, LLC (“AIM Coal Management”) is the manager of AIM Oxford Holdings. The members of AIM Coal Management, comprised of Matthew P. Carbone and George E. McCown, directors of the Issuer, and Robert B. Hellman Jr., have shared voting and investment power over the units held by AIM Oxford Holdings. AIM Coal Management and Messrs. Carbone, Hellman and McCown may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaim beneficial ownership of all such units.
(3) Based on 10,330,603 Common Units and 10,280,380 Subordinated Units outstanding as of December 31, 2010, which outstanding unit amounts were provided to the Reporting Persons by the Issuer, AIM Oxford Holdings, LLC owns 9.0% of the Common Units and 66.3% of the Subordinated Units (37.7% of the total as-converted units) of the Issuer.
(4) See the “Subsequent Events” section of Item 4 of this Schedule 13G.

Page 6 of 12 Pages

CUSIP No.	691807101
Item 1(a).	Name of Issuer: Oxford Resource Partners, LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

41 South High Street, Suite 3450 Columbus, Ohio 43215-6150

Item 2(a).	Name of Person(s) Filing:

AIM Oxford Holdings, LLC AIM Coal Management, LLC Matthew P. Carbone Robert B. Hellman, Jr. George E. McCown

Item 2(b).	Address of Principal Business Office or, if none, Residence:

AIM Oxford Holdings, LLC 950 Tower Lane, Suite 800 Foster City, California 94404

AIM Coal Management, LLC 950 Tower Lane, Suite 800 Foster City, California 94404

Matthew P. Carbone 950 Tower Lane, Suite 800 Foster City, California 94404

Robert B. Hellman, Jr. 950 Tower Lane, Suite 800 Foster City, California 94404

George E. McCown 950 Tower Lane, Suite 800 Foster City, California 94404

Item 2(c).	Citizenship:

AIM Oxford Holdings, LLC:	Delaware
AIM Coal Management, LLC:	Delaware
Matthew P. Carbone:	U.S. Citizen
Robert B. Hellman, Jr.:	U.S. Citizen
George E. McCown:	U.S. Citizen
Item 2(d).	Title of Class of Securities:

Common Units representing Limited Partner Interests

Item 2(e).	CUSIP Number: 691807101

Page 7 of 12 Pages

CUSIP No.	691807101
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Page 8 of 12 Pages

CUSIP No.	691807101
Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	AIM Oxford		AIM Coal		Matthew P.		Robert B.		George E.
	Holdings, LLC		Management, LLC		Carbone		Hellman, Jr.		McCown
(a) Amount beneficially owned:	7,743,509	(1) (3)	7,743,509	(1) (3)	7,743,509	(1) (3)	7,743,509	(1) (3)	7,743,509	(1) (3)
(b) Percent of class:	37.7	%(3)	37.6	%(3)	37.6	%(3)	37.6	%(3)	37.6	%(3)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	7,743,509	(1) (3)
(ii) Shared power to vote or to direct the vote:			7,743,509	(1) (2)	7,743,509	(1) (2)	7,743,509	(1) (2)	7,743,509	(1) (2)
(iii) Sole power to dispose or to direct the disposition of:	7,743,509	(1) (3)
(iv) Shared power to dispose or to direct the disposition of:			7,743,509	(1) (2)	7,743,509	(1) (2)	7,743,509	(1) (2)	7,743,509	(1) (2)

(1)
Consists of (i) 930,349 common units (“Common Units”) and (ii) 6,813,160 subordinated units (“Subordinated Units”). Each Subordinated Unit converts into one Common Unit at the end of the subordination period (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, filed as Appendix A to the Issuer’s Registration Statement on form S-1, as amended (No. 333-165662)).

(2)
AIM Oxford Holdings, LLC (“AIM Oxford Holdings”), based on the outstanding membership interests as of December 31, 2010, owns a 66.0% membership interest in Oxford Resources GP, LLC, the general partner of the Issuer. AIM Coal Management, LLC (“AIM Coal Management”) is the manager of AIM Oxford Holdings. The members of AIM Coal Management, comprised of Matthew P. Carbone and George E. McCown, directors of the Issuer, and Robert B. Hellman Jr., have shared voting and investment power over the units held by AIM Oxford Holdings. AIM Coal Management and Messrs. Carbone, Hellman and McCown may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaim beneficial ownership of all such units.

(3)
Based on 10,330,603 Common Units and 10,280,380 Subordinated Units outstanding as of December 31, 2010, which outstanding unit amounts were provided to the Reporting Persons by the Issuer, AIM Oxford Holdings, LLC owns 9.0% of the Common Units and 66.3% of the Subordinated Units (37.6% of the total as-converted units) of the Issuer.

Subsequent Events
On January 1, 2011, Oxford Resources GP, LLC (“Oxford GP”), the general partner of the Issuer, issued additional membership interests. Subsequent to such issuance, AIM Oxford Holdings, LLC owns a 65.7% membership interest in Oxford GP.

Page 9 of 12 Pages

CUSIP No.	691807101
On February 28, 2011, AIM Oxford Holdings, LLC (“AIM Oxford Holdings”) disposed of an aggregate of 221,206 Common Units. Subsequent to such disposition, an aggregate of 709,143 Common Units and 6,813,160 Subordinated Units were owned directly by AIM Oxford Holdings (and indirectly by AIM Coal Management, LLC and Matthew P. Carbone, Robert B. Hellman, Jr. and George E. McCown), representing 6.9% of the Common Units and 66.3% of the Subordinated Units (36.5% of the total as-converted units) of the Issuer based on the number of Common Units and Subordinated Units outstanding as of February 28, 2011, which outstanding unit amounts were provided to the Reporting Persons by the Issuer.
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification: N/A

Page 10 of 12 Pages

CUSIP No.	691807101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2011

AIM OXFORD HOLDINGS, LLC
By:	AIM Coal Management, LLC,
Its Manager

By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Member

AIM COAL MANAGEMENT, LLC
By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Member

/s/ Matthew P. Carbone
Matthew P. Carbone

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

/s/ George E. McCown
George E. McCown

Page 11 of 12 Pages

CUSIP No.	691807101
JOINT FILING AGREEMENT
In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.
IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this 30th day of March, 2011.

AIM OXFORD HOLDINGS, LLC
By:	AIM Coal Management, LLC,
Its Manager

By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Member

AIM COAL MANAGEMENT, LLC
By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Member

/s/ Matthew P. Carbone
Matthew P. Carbone

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

/s/ George E. McCown
George E. McCown

Page 12 of 12 Pages